M-real Corporation Stock Exchange Announcement 10.11.2006 at 2.00 p.m.

M-REAL APPOINTS MIKA JOUKIO EXECUTIVE VICE PRESIDENT AND HEAD OF THE CONSUMER PACKAGING BUSINESS AREA

Mika Joukio, M.Sc. (Eng.), 42 has been appointed Executive Vice President and head of Consumer Packaging business area effective 10.11.2006. Joukio will be a member of the M-real Management Team.

M-REAL CORPORATION


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